1001 Fleet Street	• Baltimore, Maryland 21202	TEL:(410) 843-6200

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

January 29, 2007

RE:	Educate, Inc. Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for Fiscal Quarter Ended September 30, 2006

File No. 000-50952

Dear Mr. Spirgel,

This letter is in response to your comment letter dated January 16, 2007 concerning Educate, Inc. (“Educate” and the “Company”). Our responses have been numbered to match the comments in your letter.

Results of Operations, page 24

1.	We note your response to our previous comment #2. However, we continue to believe that your discussion of segment results of operations should directly correspond to your segment presentation on page 60. In addition, you should include a discussion of your measure of profit or loss for each reportable segment. At the present time this measure of profit or loss is “operating profit,” not segment profit or segment operating profit, as you mention in your response to our previous comment #8. Please revise.

Response: In future filings we will revise our discussion of segment results of operations to directly correspond to our segment presentation in the segment footnote in accordance with FRC Section 501.06. We will also include a discussion of our measure of profit or loss, which is “operating income,” for each reportable segment in our segment footnote.

2.	In addition, please include a discussion of all reconciling items included in your reconciliation of segment profit on page 61, such as other expense.

Mr. Larry Spirgel

United States Securities and Exchange Commission

January 29, 2007

Response: In future filings we will revise our reconciliation in our segment footnote so that line item descriptions and amounts directly correspond to the consolidated statement of income whenever possible, and we will include a discussion of the reconciling items. For example, the following presents a portion of the 2005 footnote as so revised:

The Company evaluates performance and allocates resources based on operating income.

The following table sets forth information on the Company’s reportable segments:

Year ended December 31, 2005	Learning Center	Catapult Learning	Total
Revenues	$244,255	$86,159	$330,414

Operating income before depreciation and amortization	51,534	15,618	67,152
Depreciation and amortization	(4,455)	(694)	(5,149)

Operating income	$47,079	$14,924	$62,003

The following table reconciles total operating income from reportable segments in the table above to income from continuing operations before income taxes reported in the consolidated statements of income:

	Year ended December 31,
	2005	2004
Total operating income from reportable segments	$62,003	$60,962
Corporate depreciation and amortization	(1,637)	(1,674)
General and administrative costs	(14,721)	(21,092)

Operating income	45,645	38,196
Interest income	411	380
Interest expense	(7,932)	(9,778)
Other financing costs	(1,506)	(5,420)
Foreign exchange gains and other	142	1,159

Income from continuing operations before income taxes	$36,760	$24,537

Expenses that are incurred by corporate such as general and administrative costs and corporate depreciation and amortization are not allocated to segments when determining operating income from reportable segments. “Interest income”, “interest expense”, “other financing costs” and “foreign exchange gains and other” are non-operating items excluded from operating income but included in income from continuing operations.

Mr. Larry Spirgel

United States Securities and Exchange Commission

January 29, 2007

16. Business and Geographic Segment Information, page 60

3.	We note your response to our previous comment #8. However, your disclosure on page 60 states that you evaluate performance and allocate resources based on “operating income,” not “segment profit” or “segment operating income.” Further, operating income on your consolidated statement of income on page 38 does not total segment profit in your Note 16. Please revise as indicated in our previous comment.

Response: Please see our responses to #1 and #2 above.

Please contact me with any questions regarding this letter. Thank you.

Very truly yours,

/s/ Kevin E. Shaffer
Kevin E. Shaffer
Chief Financial Officer
Educate, Inc.